

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 3, 2009

J. Patrick Robinson
Chief Financial Officer
Newell Rubbermaid, Inc.
Three Glenlake Parkway
Atlanta, Georgia 30328

> **Re:** **Newell Rubbermaid, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 1-9608**

Dear Mr. Robinson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7. Management's Discussion and Analysis, page 21
Consolidated Results of Operations, page 23 and Business Segment Operating Results, page 25

1. Please expand your consolidated and segmental discussion of sales and gross margin/ operating income in future filings to specifically disclose the underlying reasons for the period to period changes and to quantify the factors contributing to the changes. For example, a quantification of the impact on the segmental operating income from the raw material inflation, manufacturing volumes,

favorable pricing, and the Technical Concepts acquisition will assist the users of your financial statements to better analyze the profitability of the Cleaning, Organization & Decór segment, particularly as some of the factors are offsetting. See Sections I and III of Release No 33-8380, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations found on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

2.   Please expand your discussion of restructuring activities in future filings to disclose the specific steps management is taking under each initiative, including any changes to the plan, the current status of their progress, and the projected future costs to complete the restructuring activities. Please also specifically disclose the facts and circumstances which lead to the asset impairments.

Liquidity and Capital Resources, page 28

3.   We note that your Revolver and Term Loan facilities contain certain covenants, including interest coverage and debt to total capitalization. Please revise your disclosures to clarify whether you have any covenants related to your Medium-Term Notes. In addition, while we note you discuss your actual debt to total capital ratio, please disclose the actual amounts versus the minimum/maximum amounts permitted under each financial covenants if there is a reasonably likely chance you could breach these covenants. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

4.   Please also confirm to us and revise your disclosure in future filings to clarify that the disclosed amount available under the Revolver is the amount that would not result in a violation of your financial covenants.

Critical Accounting Policies, page 32

5.   There is a concern about whether the disclosures in your fiscal year 2008 Form 10-K fully explain your $299.4 million fourth quarter goodwill impairment charge as well as the potential for future impairments. In this regard, we note your general disclosures that "Given the macroeconomic environment and its adverse impact on certain business units of the Company in the fourth quarter of 2008, the Company evaluated its goodwill for impairment..." and "The adverse impact of the macro environment on the Company during the fourth quarter of 2008, particularly the decrease in consumer demand, combined with the updated outlook for certain business units led the Company to evaluate the carrying value of goodwill..." This disclosure gives readers no insight into the specific facts and circumstances that lead to the impairment, the business units whose goodwill was impaired, the future prospects of those business units or whether you have other

business units whose goodwill balance is at risk for impairment. Given the significance of the impairment charge as well as your remaining goodwill balance, additional substantive and informative disclosure is required. At a minimum, such disclosure should clarify/address the following:

- Identify the reporting units you use to evaluate goodwill impairment and address any changes to your reporting units based on recent acquisitions or restructuring activities.
- We assume that when you refer to "certain business units" on page 24 and elsewhere you discuss your goodwill impairment charge you are actually referring to your reporting units as referred to in your critical accounting policy. Please revise your disclosures to clarify.
- Fully describe your discounted cash flow and market multiples of earnings fair value methods, including sufficient information to enable a reader to understand how each of the methods used differs, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in estimating the fair value of its reporting units.
- Disclose how you weight each method, including how you determined the weights for each method. Given that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the amount the fair value would have changed had you weighted the fair value methods differently.
- For each fair value method, provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions for each period presented. For example, for your discounted cash flow method you should discuss the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate and for the market multiple of earnings method, you should identify how earnings are determined (e.g. EBITDA) and the multiple used. In order to provide useful information to investors, such disclosure may need to be provided for each reporting unit in which the estimated fair value of the reporting unit is not materially different from the carrying value or for which a sensitivity analysis demonstrates impairment could have been recognized for the reporting unit. Please note that you should provide an explanation for material changes in the material assumptions used for a reporting unit, as well.
- For the reporting units that incurred impairment charges in 2008, disclose the facts and circumstances which lead to the impairments including the changes that occurred between the 3rd quarter annual impairment test and the impairments recorded in the 4th quarter (see paragraph 47 of SFAS 142). Identify the significant, critical accounting assumptions that differed between the impairment tests conducted at September 30, 2008 and December 31, 2008 that resulted in the $299.4 million impairment charge and discuss the basis for the changes in these assumptions.

- Disclose the remaining carrying value of goodwill within the impaired reporting units and management's outlook on the probability of future impairments.
- For reporting units whose carrying value is close to the estimated fair value and/or reporting units with declining fair value, identify those units and disclose their carrying value and fair value for each period presented as well as the amount of goodwill related to that reporting unit.
- Clarify whether you evaluated your trademarks and trade names as of December 31, 2008. If so, fully address this evaluation and if not, address why not.

Please provide us with the disclosure you intend to include in your next periodic report. Refer to Section 501.12.b.4 and 501.14 of the Financial Reporting Codification and paragraph 47.a. of SFAS 142.

Note 9. Long-Term Debt, page 61

6.   Please tell us and revise future filings to clarify the nature and terms of the Reset notes redeemed in July 2008 including the following.

- Tell us if there are any remaining Reset notes outstanding at December 31, 2008.
- Tell us and disclose the business purpose behind the redemption given the 2028 maturity date and the $52.2 million loss incurred on the purchase of the remarking option.
- Fully describe the embedded remarking option and its accounting treatment. Please note the applicable accounting literature upon which you relied.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-3691, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief